FILE NO. 70-10100
IN THE MATTER OF FILE NO. 70-10100 SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24 UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740

Allegheny Energy Supply Company, L.L.C. 4350 Northern Pike Monroeville, PA 15146-2841

_____________________________

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740

The Commission is requested to send copies of all notices, orders and communications in connection with this Certificate of Notification to:

David B. Hertzog Terence A. Burke Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Clifford M. Naeve William C. Weeden Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005

          On February 21, 2003, and July 23, 2003, the Securities and Exchange Commission ("Commission") issued orders in File No. 70-10100, Holding Co. Act Releases No. 35-27652 and 35-27701 (the "Orders"), authorizing, among other things, certain financing transactions. The Orders directed Allegheny Energy, Inc. ("Allegheny") to file on a quarterly basis with the Commission certificates pursuant to Rule 24 of the Public Utility Holding Company Act of 1935. Those certificates are to contain certain financial information pertaining to Allegheny and Allegheny Energy Supply Company, LLC ("AE Supply"), which Allegheny provides below for the period from October 1, 2003 through December 31, 2003 ("the current period").

1. A table showing, as of the end of each calendar month in the reporting period, the dollar and percentage components of the capital structures of Allegheny and AE Supply:

                Through September of fiscal year 2003, Allegheny and AE Supply were engaged in a comprehensive accounting review of their 2002 Financial Statements and, as a result, closed their 2003 books quarterly rather than monthly. Accordingly, Allegheny and AE Supply are only able to present the requested data as of December 31, 2003. Beginning in 2004, the companies have closed their books monthly and will henceforth respond fully to this item.

(Thousands)	December 31, 2003
Allegheny Energy Inc.

Common equity	$ 1,515,859	20.7%
Preferred stock	74,000	1.0%
Minority interest	13,457	0.2%
Long-term and short-term debt	5,725,890	78.1%

Total Capitalization	$7,329,206	100.0%

Allegheny Energy Supply LLC.

Common equity	$ 768,772	19.2%
Preferred stock	--	0.0%
Minority interest	42,669	1.1%
Long-term and short-term debt	3,184,479	79.7%

Total Capitalization	$3,995,920	100.0%

          2.     The amount and timing of any and all dividends declared and/or paid by AE
                  Supply to Allegheny and calculations showing the effect of such dividends on the retained earnings, the common equity, and the members' interest of AE
                  Supply:

No such dividends were declared and or paid during the current period.

3. A description of the use by Allegheny of any funds received as a dividend from AE Supply:

No such funds were received during the current period.

4. Updated financial projections for Allegheny and AE Supply, substantially in the form of Exhibit H hereto, including statement of assumptions underlying the financial projections:

Filed in paper copy; confidential treatment requested pursuant to Rule 104(b), 17 CFR Sec. 250.104(b).

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004

Allegheny Energy, Inc. By: /s/ Regis F. Binder Regis F. Binder Title: Vice President and Treasurer of Allegheny Energy, Inc.